CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our Report dated April 18, 2007, accompanying the consolidated financial statements including in this 6-K. We hereby consent to the incorporation by reference of said report in the Registration Statement on Form S-8 (File No. 333-121231, effective December 14, 2004) of Supercom Ltd. filed with the U.S. Securities and Exchange Commission.

Fahn Kanne & Co. Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 18, 2007